



































in Search

Make Smarter Decisions - Need advice from business leaders? Join Vistage to tap their experience. Ad ···

Message More...

Kelly Kozak · 3rd

Community Nutrition Educator, knife wielder at Bernal Cutlery, food justice advocate and real-life magician's daughter.

San Francisco Bay Area · 142 connections · Contact info

Bernal Cutlery

University of the Pacific

About

I am a community nutrition educator and wellness advocate looking for leadership positions with healthy food access organizations that understand the value of a learner-centered approach to nutrition education. I seek partnerships with those that understand that teaching kids and families food literacy skills is necess ... see more

Experience

Co-Owner

Bernal Cutlery

Mar 2005 – Present · 14 yrs 5 mos

San Francisco Bay Area

Promoted ···

Get multiple offers
from top tech companies in SF at once. Take Triplebyte's coding quiz now.

Better Insights & Results
Can't Google your answer? Get peer-to-peer advice from other execs.

WSJ
50% Off 1 Year
See where the story leads with WSJ's trusted insights and analysis.

Promoted ···

Become a Better Leader
Want to learn from the best? Tap advice of business leaders on Vistage.

Berkeley Haas
The Berkeley MBA
The same faculty, culture and MBA degree on a schedule that fits your life.

WSJ
50% Off 1 Year
See where the story leads with WSJ's trusted insights and analysis.

Messaging

  Search

Education

 **University of the Pacific**
Master of Arts - MA in seat , Food Studies
2017 – 2019

 **San Francisco Art Institute**
Bachelor of Fine Arts (BFA), New Genres

Interests

 **University of the Pacific**
53,776 followers

 **San Francisco Art Institute**
10,813 followers

Linked in

About	Talent Solutions	Community Guidelines
Careers	Marketing Solutions	Privacy & Terms ⌄
Advertising	Sales Solutions	Mobile
Small Business	Safety Center	

? **Questions?**
Visit our Help Center.

Select Language

English (English)

⚙ **Manage your account and privacy.**
Go to your Settings.

LinkedIn Corporation © 2019

Messaging